Warner Norcross & Judd LLP
Attorneys at Law
900 Fifth Third Center
111 Lyon Street, N.W.
Grand Rapids, Michigan 49503-2487

Telephone (616) 752-2000
Fax (616) 752-2500

September 7, 2007

Mr. Todd Schiffman
Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Southern Michigan Bancorp, Inc. Response to Comment Letter dated August 10, 2007 File No. 333-144562

Dear Mr. Schiffman:

                    We have been engaged by Southern Michigan Bancorp, Inc. ("Southern Michigan" or the "Company") as legal counsel to assist the Company in responding to the Commission's letter dated August 10, 2007 (the "Comment Letter"), in which the Commission provided comments on Southern Michigan's Form S-4 Registration Statement, filed on July 13, 2007 (the "Form S-4"). The Company filed the Form S-4 in connection with its proposed acquisition of FNB Financial Corporation ("FNB"). This letter provides the Company's response to the Commission's comments in the Comment Letter. For convenience of reference, each of the comments in the Comment Letter is set forth in full below and the Company's response to each comment immediately follows.

General

Comment 1:

          Please note the updating requirements of Rule 3-12 Regulation S-X and provide a current consent in any amendment.

Response:

          All financial information has been updated through June 30, 2007, as required. Current consents have been filed as exhibits to the first amended Form S-4.

Mr. Todd Schiffman
Securities and Exchange Commission
September 7, 2007

Questions and Answers About the Merger

Comment 2:

          In the third Q&A on tax consequences, clarify that you have received an opinion of counsel that the stock portion of the merger consideration will be tax free. Make corresponding changes in the Summary section.

Response:

          The third Q&A on tax consequences and the corresponding subsection in the Summary have been revised to clarify that the Company and FNB have received an opinion from legal counsel that the stock portion of the merger consideration will be tax free. The revised answer to the third Q&A on tax consequences is as follows:

A.          FNB and Southern have received an opinion from legal counsel that you generally will not recognize federal income tax gain or loss on the Southern common stock that you receive. You will be subject to tax on the cash you receive. You should carefully review the section of this prospectus and proxy statement entitled "The Merger-Material Federal Income Tax Consequences." In addition, you should consult your own tax advisors for a full understanding of the tax consequences of the merger.

          The revised corresponding subsection in the Summary is as follows:

Federal Income Tax Consequences (see page 41). Generally speaking, because you may receive a combination of Southern common stock and cash, you should recognize capital gain, but not loss, on the exchange of your shares of FNB common stock to the extent of the lesser of cash received or gain realized in the exchange. FNB and Southern have received an opinion from legal counsel that you generally will not recognize federal income tax gain or loss on the Southern common stock that you receive. This tax treatment might not apply to all FNB shareholders. You should carefully review the section of this prospectus and proxy statement entitled "The Merger-Material Federal Income Tax Consequences." In addition, you should consult your own tax

Mr. Todd Schiffman
Securities and Exchange Commission
September 7, 2007

advisors for a full understanding of the tax consequences of the merger.

Summary

Comment 3:

          Here or elsewhere, disclose the website addresses of the companies.

Response:

          The subsection of the Summary entitled "The Companies" has been revised to include the website addresses of the Company and FNB.

Comment 4:

          Disclose the stock ownership Southern insiders will have in the combined entity after the merger.

Response:

          The Summary has been revised to include a new subsection entitled "Ownership of Southern Common Stock by Southern Directors and Executive Officers After the Merger," which discloses the approximate percentage of ownership of Southern common stock by Southern directors and executive officers as a group upon completion of the merger. The added section is as follows:

Ownership of Southern Common Stock by Southern Directors and Executive Officers After the Merger (see page 187). Upon completion of the merger, Southern directors and executive officers as a group will own approximately 6.91% of the then outstanding Southern common stock.

Comment 5:

          State the percentage of shares of the combined entity to be owned by FNB stockholders.

Mr. Todd Schiffman
Securities and Exchange Commission
September 7, 2007

Response:

          The Summary has been revised to include a new subsection entitled "Ownership of Southern Common Stock by FNB Shareholders After the Merger," which discloses the approximate percentage of ownership of Southern common stock by FNB shareholders as a group upon completion of the merger (see page 5). The added section is as follows:

Ownership of Southern Common Stock by FNB Shareholders After the Merger (see page 28). Upon completion of the merger, FNB shareholders as a group will own approximately 23% of the then outstanding Southern common stock.

          To correspond to the new subsection in the Summary, the section entitled "The Merger" has been revised to include a new subsection entitled "Ownership of Southern Common Stock by FNB Shareholders After the Merger," which discloses the approximate percentage of ownership of Southern common stock by FNB shareholders as a group upon completion of the merger. The added section is as follows:

Ownership of Southern Common Stock by FNB Shareholders After the Merger.

Upon completion of the merger, FNB shareholders as a group will own approximately 23% of the then outstanding Southern common stock. This percentage was calculated by dividing the approximate number of shares of Southern common stock that will be owned by FNB shareholders after the merger (536,073) by the approximate number of shares of Southern common stock that will be issued and outstanding after the merger (2,308,061).

Comment 6:

          Briefly state how shareholder rights materially change or diminish.

Response:

          The Summary has been revised to include a new subsection entitled "Comparison of Rights of FNB Shareholders to Rights of Shareholders in the Combined Organization," which discloses how rights of FNB shareholders will materially change or diminish. The added subsection is as follows:

Mr. Todd Schiffman
Securities and Exchange Commission
September 7, 2007

Comparison of Rights of FNB Shareholders to Rights of Shareholders in the Combined Organization (see page 37). An FNB shareholder holding a given percentage of the outstanding shares of FNB common stock will hold a lesser percentage of common stock in the combined organization after the merger. The corporate affairs of the combined organization will be governed by the MBCA, just as the corporate affairs of FNB were governed by the MBCA. The rights of shareholders of the combined organization under the MBCA after the merger will not significantly differ from the present rights of shareholders of FNB under the MBCA.

Risk Factors

Comment 7:

          Revise the first risk factor on page 12 relating to reduced influence of FNB shareholders to state the percentage of the combined company to be owned by FNB shareholders.

Response:

          The subject risk factor has been revised to state the percentage of the combined organization to be owned by FNB shareholders (see page 13). The revised risk factor is as follows:

FNB shareholders will have less influence as shareholders of Southern than as shareholders of FNB.

You currently have the right to vote in the election of the board of directors of FNB and on other matters affecting FNB. If the merger occurs and you become a shareholder of Southern, you will have the right to vote in the election of the board of directors of Southern and other matters affecting Southern. However, your percentage ownership of Southern will be much smaller than your percentage ownership of FNB and you might have less influence in the management policies of the combined organization's operations than you had on FNB's before the merger. Upon completion of the merger, FNB shareholders as a group will own

Mr. Todd Schiffman
Securities and Exchange Commission
September 7, 2007

approximately 23% of the then outstanding Southern common stock.

Comment 8:

          Revise the second risk factor on page 12 to state that the interests are financial.

Response:

          The subject risk factor has been revised to state that the interests are financial (see page 13). The revised risk factor is as follows:

Directors and officers of FNB have financial interests in the merger that differ from the financial interests of non-director or non-management shareholders.

Some of the directors and officers of FNB have financial interests in the merger that differ from, or are in addition to, their financial interests as shareholders of FNB generally. These financial interests exist because of, among other things, employment or severance agreements that the officers entered into with FNB, rights that FNB officers and directors have under FNB benefit plans, and rights to indemnification and directors and officers insurance following the merger. In addition, three of the members of the FNB board of directors will join the board of directors of Southern. Although the members of each of FNB's and Southern's board of directors knew about these additional financial interests and considered them when they adopted the plan of merger and the merger, you should understand that some of the directors and officers of FNB will receive financial benefits or other payments in connection with the merger that you will not receive. See "Voting and Management Information-Interests of Certain Persons."

Comment 9:

          Revise the fourth risk factor on page 12 to state that you have an opinion of tax counsel that the merger qualifies as a 368 reorganization and eliminate the language that you "intend for the merger to qualify."

Mr. Todd Schiffman
Securities and Exchange Commission
September 7, 2007

Response:

          The subject risk factor has been revised to state that the Company and FNB have received an opinion from legal counsel that the merger qualifies as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code (see page 13). The revised risk factor is as follows:

The merger may fail to qualify as a reorganization for federal income tax purposes, resulting in your recognition of taxable gain or loss in respect of all of your FNB common stock.

Southern and FNB have received an opinion from legal counsel that the merger qualifies as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986. The Internal Revenue Service (the "IRS") will not provide a ruling on the matter. The opinion from legal counsel does not bind the IRS or prevent the IRS from adopting a contrary position. If the merger fails to qualify as a reorganization, you generally would recognize gain or loss on each share of FNB common stock surrendered in an amount equal to the difference between your adjusted tax basis in that share and the sum of the amount of cash and the fair market value of the Southern common stock received in exchange for that share upon completion of the merger.

Comment 10:

          Revise the last risk factor on page 12 and the first risk factor on page 13 to state the risk in the heading.

Response:

          The subject risk factors have been revised to state the risk in the heading (see pages 13 and 14). The revised risk factors are as follows:

In certain cases, such as if the merger is not completed by December 31, 2007, or if one or more events occur that have a material adverse effect on either Southern or FNB, either Southern or FNB or both may choose to abandon the merger.

Mr. Todd Schiffman
Securities and Exchange Commission
September 7, 2007

In certain cases, such as if the merger is not completed by December 31, 2007, or if one or more events occur that have a material adverse effect on either Southern or FNB, either Southern or FNB, if it is not in breach of its obligations under the plan of merger, may terminate the plan of merger and abandon the merger. For a fuller discussion of the circumstances under which either Southern or FNB or both may terminate the plan of merger and abandon the merger, see "The Merger-Abandonment of the Merger."

There is not an active public trading market for Southern common stock and Southern does not expect an active trading market for Southern common stock to develop after the merger.

Southern common stock is traded in the OTC Bulletin Board market. Transactions in the stock are relatively infrequent. Although the number of shares of Southern common stock and shareholders will increase as a result of the merger, Southern does not expect an active trading market for Southern common stock to develop after the merger.

Comment 11:

          Reconcile the apparent difference between the heading and the text of the first risk factor on page 16 regarding whether you "may" or "will" need additional capital.

Response:

          The subject risk factor has been revised to reconcile the noted difference (see page 17). The revised risk factor is as follows:

Southern's continued growth may require it to raise additional capital in the future, but that capital might not be available on acceptable terms when it is needed.

Southern is required by federal and state regulatory authorities to maintain adequate levels of capital to support its operations. Southern expects that it may need to raise additional capital to support its continued growth after the merger. Southern's ability

Mr. Todd Schiffman
Securities and Exchange Commission
September 7, 2007

to raise additional capital will depend on conditions in the capital markets at that time, which are outside Southern's control, and on its financial performance. Southern cannot assure you of its ability to raise additional capital on terms acceptable to Southern. If Southern cannot raise additional capital when needed, its ability to further expand its operations through organic growth and acquisitions could be materially impaired.

Comment 12:

          Revise the headings of the last two risk factors on page 19 to state the risks more specifically.

Response:

          The headings of the subject risk factors have been revised to state the risks more clearly (see page 20). The revised risk factors are as follows:

Attractive acquisition opportunities may not be available to Southern in the future, which may negatively impact Southern's ability to grow its business and effectively compete in existing and new markets.

Southern will continue to consider the acquisition of other businesses. However, Southern may not have the opportunity to make suitable acquisitions on favorable terms in the future. Southern expects that other banking and financial companies, many of which have significantly greater resources than Southern does, will compete with Southern to acquire compatible businesses. This competition could increase prices for acquisitions that Southern might likely pursue. Also, acquisitions of regulated businesses, such as banks, are subject to various regulatory approvals. Failure to maintain regulatory compliance with the various regulations applicable to Southern could make regulatory approvals difficult to obtain. If Southern fails to receive the appropriate regulatory approvals, Southern will not be able to consummate an acquisition that Southern believes is in its best interests.

Mr. Todd Schiffman
Securities and Exchange Commission
September 7, 2007

Southern may face risks with respect to future expansion and acquisitions or mergers, which include substantial acquisition costs, an inability to effectively integrate an acquired business into Southern's operations, lower than anticipated profit levels, and economic dilution to shareholders.

Southern may seek to acquire other financial institutions or parts of those institutions and may engage in de novo branch expansion in the future. Southern may also consider and enter into new lines of business or offer new products or services. Southern may incur substantial costs to expand. An expansion may not result in the levels of profits it seeks or levels of profits comparable to or better than Southern's historical experience. Integration efforts for any future mergers or acquisitions may not be successful, which could have a material adverse affect on Southern's operations and financial condition. Also, Southern may issue equity securities, including Southern common stock and securities convertible into shares of Southern common stock, in connection with future acquisitions, which could cause ownership and economic dilution to its current shareholders.

Comment 13:

          Some of your risk factors state that there is no assurance or guarantee of an outcome when the real risk is not your inability to give assurance, but the underlying situation. Please revise to eliminate this and similar language.

Response:

          By telephone conference on August 20, Ms. Jessica Livingston advised that this comment was applicable to the third risk factor on page 11 and the last risk factor on page 19. The subject risk factors have been revised to clarify that the risk is the underlying situation, not the Company's inability to give assurance. The last risk factor on page 19, as revised, is set forth above under the Company's response to Comment 12. The third risk factor on page 11, as revised, is as follows:

Regulatory approvals may not be received, may take longer than expected, or may impose conditions that are not presently anticipated, any of which could result in an inability to complete the merger.

Mr. Todd Schiffman
Securities and Exchange Commission
September 7, 2007

The merger must be approved by the Federal Reserve Board, which will consider, among other factors, the competitive impact of the merger, Southern's financial and managerial resources, and the convenience and needs of the communities to be served. As part of that consideration, we expect that the Federal Reserve Board will review capital position, safety and soundness, legal and regulatory compliance matters, and Community Reinvestment Act matters. Federal Reserve Board approval may not be received, may take longer than expected, or may impose conditions that are not presently anticipated, any of which could result in an inability to complete the merger.

A Warning about Forward-looking Statements, page 20

Comment 14:

          Since Southern is no longer a reporting company following its going private transaction, you do not qualify for the safe harbor. Please revise.

Response:

          The section has been revised to delete any reference to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 (see page 21).

The Merger

Comment 15:

          You cannot qualify the disclosure by reference to other documents. It is your obligation to make accurate disclosure. This comment also applies to, for example, "Fairness Opinion of Austin Associates, LLC." Please revise.

Response:

          The applicable sections have been revised to delete the qualification by reference to the plan of merger and the fairness opinion (see pages 24 and 44). Instead, language has been added to the effect that the discussion in the prospectus is only a summary and an investor should carefully review the plan of merger and the fairness opinion in their entirety.

Mr. Todd Schiffman
Securities and Exchange Commission
September 7, 2007

Background of the Merger, page 22

Comment 16:

          Please expand the discussion of how Southern Michigan was chosen as a merger partner. For example, disclose the number of potential candidates identified by Austin Associates. Disclose the number of candidates that were contacted or given the confidential information package. If none, explain why. If other indications of interest were received, discuss these and why there were rejected.

Response:

          The section has been revised to broaden the discussion of how the Company was chosen as a merger partner, including the number of potential candidates identified by Austin Associates and the process by which FNB determined that the Company best met FNB's criteria for a strategic merger partner (see pages 24 and 25).

Comment 17:

          Clarify how the material terms of the final merger agreement evolved from the December 21, 2006 formal expression of interest.

Response:

          The Company did not submit a formal expression of interest on December 21, 2006. It did submit a preliminary indication of interest in early March 2007 and a revised indication of interest on March 21, 2007. The section has been revised to clarify how the material terms of the final merger agreement evolved from the March 21, 2007 revised indication of interest (see page 25). The revision is as follows:

The $25.9 million (or $45.35 per share) price was determined through the assistance of Donnelly Penman and Partners, Southern's financial advisor, by conducting various valuation analyses. These included valuation comparisons to comparable completed and announced control transactions (in the Midwest region and in Michigan, specifically), detailed financial modeling to understand the expected accretion/dilution to Southern shareholders as a result of the proposed FNB transaction as well as

Mr. Todd Schiffman
Securities and Exchange Commission
September 7, 2007

discounted cash flow analyses of Southern on a stand alone basis and a combined basis with FNB. The 1.87 ratio was determined by calculating the multiplier needed to equate the Southern stock price of $24.25 upon the date of the revised indication of interest (March 21, 2007) into consideration of $45.35 per FNB share.

Comment 18:

          Clarify how you determined the $45.35 per FNB share amount, the 1.87 exchange ratio and the $25.9 million acquisition price.

Response:

          The section has been revised to clarify how the Company determined the $45.35 per FNB share amount, the 1.87 exchange ratio and the $25.9 million acquisition price (see page 25). See the Company's response to Comment 17 above.

Reasons for the Merger, page 23

Comment 19:

          Please confirm that FNB has not provided financial projections to Southern. We note the language in the first paragraph.

Response:

          FNB provided its 2007 budget to Southern, which is, in substance, a projection. The section has been revised to clarify this fact, as well as include a summary of the 2007 budget provided to Southern (see pages 25 and 26).

Comment 20:

          The FNB board should specifically note each line item analysis underlying the Austin Associates opinion that does not appear to support its recommendation and explain why, in light of that analysis, it is recommending the transaction.

Mr. Todd Schiffman
Securities and Exchange Commission
September 7, 2007

Response:

          The section has been revised to specifically note each line item analysis underlying the fairness opinion of Austin Associates that does not appear to support FNB's board's recommendation for approval of the merger and to explain why, in light of that analysis, FNB's board is recommending approval of the merger (see page 26).

Material Federal Income Tax Consequences, page 37

Comment 21:

          In the third paragraph, clarify whether the representations relied upon are factual.

Response:

          The subject paragraph has been revised to clarify that some of the representations relied upon are factual and some assume the occurrence of future events (see page 41). The revised paragraph is as follows:

No ruling has been, or will be, sought from the Internal Revenue Service as to the U.S. federal income tax consequences of the merger. Completion of the merger is conditioned upon Southern and FNB receiving an opinion from Southern's legal counsel to the effect that, based upon facts and representations (some of which are factual and some of which assume the occurrence of future events) set forth in such opinions, the merger constitutes a reorganization within the meaning of Section 368 of the Internal Revenue Code. The issuance of the opinions is conditioned on, among other things, such tax counsel's receipt of representation letters, which will include facts and representations (some of which are factual and some of which assume the occurrence of future events), from FNB and its subsidiaries, in each case in form and substance reasonably satisfactory to such counsel. Opinions of counsel are not binding on the Internal Revenue Service.

Comment 22:

          Delete the bold-faced paragraph at the end of this section on page 39.

Mr. Todd Schiffman
Securities and Exchange Commission
September 7, 2007

Response:

          The second sentence of the subject paragraph has been deleted (see page 43). The first sentence of the subject paragraph remains because the Company believes it is important to advise FNB shareholders to consult a professional tax advisor on the tax consequences of the merger to the shareholder. The discussion in this section only pertains to federal tax consequences, not tax consequences that may result under Michigan law or other state or local law. It is essential that each FNB shareholder be directed to seek tax advice so that the shareholder may obtain an understanding of state and local tax consequences, as well as federal tax consequences. For this reason, the first sentence of the subject paragraph remains.

Fairness Opinion of Austin Associates, LLC, page 39

Comment 23:

          Please provide the board books and copies of any other materials provided or made available to directors by Austin Associates in connection with approving the acquisition.

Response:

          Paper copies of the board books and any other materials provided or made available to directors of FNB by Austin Associates in connection with approving the acquisition have been provided to the Commission as a supplement to this letter under a request for confidential treatment.

Comment 24:

          Please disclose that Austin Associates has reviewed and consented to the use of its opinion in the prospectus.

Response:

          The section has been revised to disclose that Austin Associates has reviewed the prospectus and consented to the use of its fairness opinion in the prospectus (see page 51). The added disclosure is as follows:

Mr. Todd Schiffman
Securities and Exchange Commission
September 7, 2007

Austin Associates has reviewed the prospectus and proxy statement and has consented to the use of its fairness opinion in the prospectus and proxy statement.

FNB Sale of Control Valuation, page 42

Comment 25:

          Clearly show in tabular format how the proposed pricing compares with the data presented to the board and summarized here.

Response:

          The section has been revised to show in tabular format how the proposed pricing compares with the data presented to FNB's board of directors (see page 47).

Comment 26:

          Please show in tabular format the discounted cash flow analysis and explain the basis for the discount and growth rates used.

Response:

          The section has been revised to show in tabular format the discounted cash flow analysis and explain the basis for the discount and growth rates used (see page 46).

Unaudited Pro Forma Combined Condensed Consolidated Financial Statements Notes to Unaudited Pro Forma Combined Condensed Consolidated Financial Statements Note C - Allocation of Purchase Price of FNB, page 53

Comment 27:

          We note a $0.2 million adjustment to accrued expenses and other liabilities related to accrued severance and health care plan benefits on the pro forma balance sheet. Tell us how you determined the amounts presented are directly attributable to the merger and factually supportable, that is, within the scope of Article 11 of Regulation S-X. Please advise or revise to remove the aforementioned adjustments from the face of the pro forma financial statements. We would not object to footnote disclosure regarding this matter.

Mr. Todd Schiffman
Securities and Exchange Commission
September 7, 2007

Response:

          For the following reasons, the $206,000 adjustment to accrued expenses and other liabilities is directly attributable and factually supportable, within the scope of Article 11 of Regulation S-X. The adjustment consists of the following items:

          (1) $50,000 for employee severance, which is in accordance with Section 5.22 of the plan of merger. This estimate is based on an identified list of employees and per employee severance amount. The eligibility for these severance payouts to be included with the purchase price was determined based on applying EITF 95-3.

          (2) $30,000 for deferred compensation payout for FNB's President, Mr. Dyer, is in accordance with Section 5.23 of the plan of merger. The total estimated payout is $140,000; however, approximately $110,000 was already accrued by FNB.

          (3) $126,000 for settlement of retiree health care payouts as a result of the Company terminating the plan at the date of merger.

          For the foregoing reasons, the Company believes that the adjustment is properly includable on the face of the pro forma financial statements.

Note D - Pro Forma Combined Condensed, Consolidated Balance Sheet Adjustments, page 54

Comment 28:

          We note the $9 million adjustment to other borrowings and the corresponding $.8 million adjustment to interest expense on the pro forma statements of income related to line of credit funding in connection with the merger. Tell us how you determined the amounts presented are factually supportable, that is, within the scope of Article 11 of Regulation S-X. Please advise or revise to remove the aforementioned adjustments from the face of the pro forma financial statements. We would not object to footnote disclosure regarding this matter.

Response:

          For the following reasons, the $9 million adjustment to other borrowings is factually supportable, within the scope of Article 11 of Regulation S-X. The $9 million adjustment is for line of credit funding necessary in order to provide cash consideration for the merger. The line of credit is directly attributable to the transaction. Pro forma interest expense of $644,000 is based on an interest rate of 7.25% for the line of credit.

Mr. Todd Schiffman
Securities and Exchange Commission
September 7, 2007

This interest rate is based on current interest rates offered for this type of borrowing. For the foregoing reasons, the Company believes that the adjustment is properly includable on the face of the pro forma financial statements.

Southern Michigan Bancorp, Inc.
Business, page 58

Comment 29:

          Include a description of your market area to identify the material geographic and demographic characteristics and trends, including the major employers and demographic information concerning age, income and population growth.

Response:

          The section has been revised to include a description of the material geographic and demographic characteristics and trends, including major employers and demographic information concerning age, income and population growth (see pages 64 and 65). The added disclosure is as follows:

Description of Market Area

Southern's market area consists of portions of Branch County, Calhoun County, and Hillsdale County in southwest Michigan. Below is a description of the material geographic and demographic characteristics and trends in each county.

Branch County

Branch County has a large agricultural and manufacturing base, with five industrial parks located in Bronson, Coldwater, Quincy and Union City, Michigan. It is located approximately halfway in between Chicago and Detroit. Branch County has various post-secondary education facilities, such as Kellogg Community College and Baker College.

According to the U.S. Census Bureau, the population was 45,787 as of the 2000 census. The population was diversified, with 25.6% of the population under the age of 18, 8.4% from 18 to 24, 29.8%

Mr. Todd Schiffman
Securities and Exchange Commission
September 7, 2007

from 25 to 44, 23.1% from 45 to 64, and 13.1% who were 65 years of age or older.

The median income for a household in the county was $38,760, and the median income for a family was $44,777. The per capita income for the county was $17,552. Annual total employment growth rates since 2003 have been 0.1%, -0.4%, -0.9%, -0.4%, and -2.5% through the first quarter of 2007. The total number of non-farm establishments in 2004 was 918, employing 13,120 (down 1.7% from 2000).

Major employers in Branch County include Wal-Mart, Michigan Department of Corrections, Community Health Center, Coldwater Community Schools, Asama Coldwater Manufacturing, and Douglas Autotech.

Calhoun County

Calhoun County, located midway between Chicago and Detroit along I-94, is home to the city of Battle Creek. Battle Creek is the corporate headquarters of the global cereal producer, the Kellogg Company, and also Fort Custer Industrial Park, the largest in the state at over 2,600 acres. The primary industries of employment in Calhoun County are services, manufacturing, and retail trade. The Eaton Proving Ground is located in the historic city of Marshall, and the city of Albion is home to Albion College.

According to the U.S. Census Bureau, the population was 137,985 as of the 2000 census, and was estimated to be 137,991 in 2006. In the county, the population was spread out with 26.0% under the age of 18, 8.9% from 18 to 24, 28.2% from 25 to 44, 23.2% from 45 to 64, and 13.7% who were 65 or older. The median age was 36 years. Calhoun County has grown 8.7% in population since 1990.

The median income for a household in the county was $38,918, and the median income for a family was $47,167. The per capita income for the county was $19,230. Per capita income for Calhoun County grew by 4.9% between 1995 and 2005.

Mr. Todd Schiffman
Securities and Exchange Commission
September 7, 2007

Major employers in Calhoun County include Battle Creek Health System, Battle Creek Public Schools, Denso Manufacturing, II Stanley, Kellogg Company, Kraft General Foods Corporation, City of Battle Creek, Oaklawn Hospital, Tokai Rika, US Department of Defense, and Veteran Affairs Administration Hospital.

Hillsdale County

Hillsdale County is primarily an agricultural area. The soil in the county is among the most fertile in Michigan. However, in spite of its agricultural base, over 30% of the workforce is employed in the manufacturing sector. There are several cities and villages in Hillsdale County and five industrial parks. The largest city in the county is Hillsdale, with a population of over 8,000, and is home to Hillsdale College.

According to the U.S. Census Bureau, the population was 46,527 as of the 2000 census. The estimated population in 2006 was 47,206, representing an increase of 1.5% from the 2000 census. In the county, the population was spread out with 26.4% under the age of 18, 10.0% from 18 to 24, 26.8% from 25 to 44, 23.5% from 45 to 64, and 13.3% who were 65 or older. The median age was 36 years. Hillsdale County has grown 8.7% in population since 1990.

The median income for a household in the county was $40,936, and the median income for a family was $45,895. The per capita income for the county was $18,255. Per capita income for Hillsdale County grew by 7.7% between 1995 and 2005.

Major employers in Hillsdale County include Hi-Lex Controls, Hillsdale College, Tenneco Automotive Operating, SKD LP, Metaldyne, Hillsdale Community Health Center, and ConAgra Foods.

Mr. Todd Schiffman
Securities and Exchange Commission
September 7, 2007

Southern Michigan Bancorp, Inc.
Statistical Information, Risk Elements, page 63

Comment 30:

          In an effort to provide greater transparency and to assist an investor in better understanding your credit risk management process, please revise to include your underwriting policies for the major types of loans that you originate (e.g. requirements for loan-to-value ratios, collateral requirements, etc.) and whether there have been any changes in those policies during the periods presented.

Response:

          The section has been revised to include a discussion of the Company's underwriting policies for the major types of loans that the Company originates and to reflect that there have been no changes in those policies during the periods presented (see pages 69 through 71).

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 73

Comment 31:

          Please revise to include the information required by Guide 3 Section VII, or tell us why no such revision is necessary.

Response:

          The information is not required to be disclosed because the Company did not have any category of short-term borrowings for which the average balance outstanding during each of the last three fiscal years were in excess of 30 percent of shareholders' equity at the end of each of the last three fiscal years. See Instruction, Guide 3, Section VII.

Quantitative and Qualitative Disclosures About Market Risk
Interest Rate Sensitivity, page 83

Comment 32:

          We noted your sensitivity analysis and your disclosure regarding how interest rate risk arises; however, it is not clear how you (Southern Michigan Bancorp) manage

Mr. Todd Schiffman
Securities and Exchange Commission
September 7, 2007

this risk. Please revise to include a robust discussion detailing your interest rate risk management process.

Response:

          The section has been revised to include a discussion summarizing the Company's interest rate risk management process (see pages 91 and 92).

Changes in and Disagreements with Accountants on Accounting and Financial Disclosure, page 84

Comment 33:

          Please revise to present the disclosures required by Item 304 of Regulation S-K.

Response:

          The section has been revised to include the disclosures required by Item 304 of Regulation S-K (see pages 92 and 93). The added disclosure is as follows:

Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

In anticipation of becoming a reporting company under the Exchange Act, Southern engaged Clifton Gunderson LLP as its independent registered public accounting firm on June 18, 2007. The engagement of Clifton Gunderson was necessary to satisfy the independence requirements applicable to reporting companies under the Exchange Act because Southern had engaged Crowe Chizek and Company LLC to provide additional non-audit services during 2007, 2006, and 2005. Clifton Gunderson LLP will audit Southern's consolidated financial statements for the year ended December 31, 2007 and audited Southern's consolidated financial statements for the years ended December 31, 2006 and December 31, 2005 under the independence requirements applicable to reporting companies under the Exchange Act. The engagement of Clifton Gunderson LLP was recommended and approved by the Audit Committee of Southern's board of directors.

Mr. Todd Schiffman
Securities and Exchange Commission
September 7, 2007

Crowe Chizek and Company LLC's reports on Southern's financial statements for the fiscal years ended December 31, 2006 and December 31, 2005, issued under AICPA independence rules, did not contain any adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles.

During the two fiscal years ended December 31, 2006 and 2005 and through March 31, 2007, there were no "disagreements" (as that term is defined in Item 304(a)(1)(iv) of Regulation S-K issued under the Exchange Act, and its related instructions) between Southern and Crowe Chizek and Company LLC on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure which, if not resolved to the satisfaction of Crowe Chizek and Company LLC, would have caused Crowe Chizek and Company LLC to make reference to the subject matter of the disagreement in connection with its reports.

During the two fiscal years ended December 31, 2006 and 2005 and through March 31, 2007, there were no "reportable events" (as that term is defined in Item 304(a)(1)(v) of Regulation S-K issued under the Exchange Act of 1934, and its related instructions) between Southern and Crowe Chizek and Company LLC.

During the two fiscal years ended December 31, 2006 and 2005 and through June 18, 2007, Southern had not consulted with Clifton Gunderson LLP regarding the application of accounting principles to a specified transaction (either completed or proposed), the type of audit opinion that might be rendered on Southern's financial statements, or any matter that was the subject of a disagreement or reportable event.

Mr. Todd Schiffman
Securities and Exchange Commission
September 7, 2007

Financial Statements for the Year Ended December 31, 2006 and 2005
Notes to Consolidated Financial Statements
Note C - Securities, page 104

Comment 34:

          We noted your available for sale securities include $4.2 million and $2.0 million (for 2006 and 2005, respectively) floating rate securities that are putable on a weekly basis. To help us better understand your disclosure, please address the following:
•	tell us the significant terms and provisions of the aforementioned securities;
•	tell us where the securities are classified within your available for sale securities; and
•

tell us if there are embedded derivatives within the securities, and if so, tell us how you are accounting for this and cite the specific authoritative literature you used to support your accounting treatment.

Response:

          $1.2 million and $2.0 million, respectively, of the floating rate securities included on the 2006 and 2005 financial statements are classified in the state and political subdivision category of Southern's available for sale security portfolio. The remaining $3.0 million for 2006 is classified as corporate securities. The rates for these securities adjust weekly based on current market conditions. They are also callable and putable on a weekly basis. None of the floating rate securities have embedded derivatives.

FNB Financial Corporation
Management's Discussion and Analysis of Financial Condition and Results of Operations Allowance and Provision for Loan Losses, page 129

Comment 35:

          Please revise your disclosure to include your policy for charging off uncollectible loans. In this regard, revise to provide a more robust discussion of the causal factors for the increased charge-offs and discuss any significant concentrations that may exist (e.g. concentrations in fixed rate, variable rate, or sub-prime loans, etc).

Mr. Todd Schiffman
Securities and Exchange Commission
September 7, 2007

Response:

          The section has been revised to include a discussion of the Company's policy for charging off uncollectible loans, including the causal factors for increased charge-offs and any significant concentrations that may exist (see pages 140 and 141).

Financial Statements for the Year Ended December 31, 2006 and 2005

General

Comment 36:

          Please revise to include parent company only financial information as required by Rule 9-06 of Regulation S-X or tell us why no such revision is necessary.

Response:

          FNB's financial statements for the years ended December 31, 2006 and 2005 have been revised to include a new footnote (Note 19), which discloses the parent company only financial information as required by Rule 9-06 of Regulation S-X (see page 182).

Compensation of Executive Officers and Directors of Southern
Compensation Discussion and Analysis, page 178

Comment 37:

          Please expand the disclosure to specify how and to what extent individual performance and Southern's performance are used as the basis for determining bonus payouts. For example, disclose what percentage of the bonus relates to individual performance and what targets or other measures are used to determine Southern's performance. Describe more specifically the criteria, objectives, and benchmarks used for making bonus compensation decisions. To the extent that those criteria, objectives, and benchmarks are specific to particular officers, disclose this. Please refer to Item 402(b)(2) of Regulation S-K.

Response:

          The Company has no objective criteria that it uses to determine bonus payments. The Company has no criteria related to individual performance, no set targets for overall performance by the Company, or any other stated criteria, objectives, or benchmarks that

Mr. Todd Schiffman
Securities and Exchange Commission
September 7, 2007

it uses for making bonus compensation decisions. The award of bonuses by Southern's board of directors from year to year, if any, is completely discretionary. The section has been revised to clarify this fact (see page 192). The revised disclosure is as follows:

Bonus

The Company has no objective criteria that it uses to determine bonus payments. The Company has no criteria related to individual performance, no set targets for overall performance by the Company, or any other stated criteria, objectives, or benchmarks that it uses for making bonus compensation decisions. The award of bonuses by Southern's board of directors from year to year, if any, is completely discretionary. In December of each year, the compensation committee recommends to the full board of directors the amount of any discretionary bonus payments. Bonus payments are not awarded until after the year end audit is complete.

Interests of Certain Persons, page 191

Comment 38:

          Please change the title here and in the summary to identify that the persons are insiders and that the interests are financial.

Response:

          The title to this section has been changed to "Financial Interest of Certain Insiders of FNB" and the section has been revised to identify that the persons are insiders and that the interests are financial (see page 204). The revised disclosure is as follows:

Financial Interests of Certain Insiders of FNB

Certain insiders of FNB (members of management and the board of directors of FNB and its subsidiaries) may be deemed to have financial interests in the merger in addition to their financial interests as shareholders of FNB generally. The FNB board of directors was aware of these financial interests and considered them, among other matters, in approving the plan of merger. These financial interests include:

Mr. Todd Schiffman
Securities and Exchange Commission
September 7, 2007

          In addition, a new subsection entitled "Financial Interests of Certain Insiders of FNB" has been added to the Summary. The new subsection is as follows:

Financial Interest of Certain Insiders of FNB (see page 204). Certain insiders of FNB (members of management and the board of directors of FNB and its subsidiaries) may be deemed to have financial interests in the merger in addition to their financial interests as shareholders of FNB generally. These financial interests exist because of, among other things, employment or severance agreements that the officers entered into with FNB, rights that FNB officers and directors have under FNB benefit plans, and rights to indemnification and directors and officers insurance following the merger. The FNB board of directors was aware of these financial interests and considered them, among other matters, in approving the plan of merger.

Comment 39:

          Revise to disclose and quantify the compensation payable to FNB insiders as a result of new employment agreements, change in control, severance, board positions and any other compensation payable. Make corresponding changes to the summary section.

Response:

          The section has been revised to disclose and quantify the compensation payable to FNB insiders as a result of new employment agreements, change in control, severance, board positions and other compensation payable (see pages 204 through 206). As set forth in the Company's response to Comment 38, corresponding changes have been made to the Summary.

Exhibit 8

Comment 40:

          Reference is made to the second full paragraph on page 5. You can either, (a) have your full Opinion in the body of the prospectus and merely confirm in this section that the discussion in the prospectus represents your opinion or (b) you can include your full Opinion in this exhibit and indicate in the prospectus that the discussion is a summary of your Opinion which is provided in Exhibit 8. As currently drafted, you

Mr. Todd Schiffman
Securities and Exchange Commission
September 7, 2007

have included a portion of your opinion in this Exhibit and opined that the discussion in the prospectus is a fair and accurate summary. We require a full Opinion either here or in the prospectus which follows the guidelines above.

Response:

          The tax opinion has been revised to include a full opinion in Exhibit 8. The section entitled "Material Federal Income Tax Consequences" has been revised to indicate that the discussion is a summary of the tax opinion, which is provided in Exhibit 8 (see page 41).

Comment 41:

          Delete the second from last paragraph of the Opinion. The shareholders are entitled to rely on the opinion.

Response:

          The second from last paragraph of the tax opinion has been deleted (see Exhibit 8).

                    In connection with the foregoing responses, the Company and each filing person acknowledges that:

•	the Company or filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company or filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. Todd Schiffman
Securities and Exchange Commission
September 7, 2007

                    Should you require additional information or explanation of these responses, please call me.

Very truly yours, /s/ Jeffrey A. Ott Jeffrey A. Ott

JAO/ng